1. Organization and significant accounting policies

Basis of presentation

The Statement of Financial Condition includes the accounts of CIBC World Markets Corp., a registered broker-dealer (the "Company"). The Company is a subsidiary of CIBC Inc. CIBC Inc. ("Inc") is a subsidiary of Canadian Imperial Holdings Inc. ("CIHI"), which is a subsidiary of CIBC Bancorp USA Inc. ("Bancorp"). Bancorp is ultimately a wholly owned subsidiary of the Canadian Imperial Bank of Commerce ("CIBC" or the "Parent"), Toronto, Canada. The Company's operating results and financial condition could be significantly different from those that would have been obtained if the Company had been autonomous.

The accompanying Statement of Financial Condition of the Company as of October 31, 2020 have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board ("FASB"). Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective since November 1, 2019.

Nature of business

The Company provides its clients and counterparties with a full range of services in connection with securities transactions, investment banking, and acting as a broker and dealer in securities.

Trading assets and Securities sold, not yet purchased

Trading assets and securities sold, not yet purchased, are recorded at fair value on the Statement of Financial Condition. The fair values of trading positions are based on the amount at which the instrument could be exchanged in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Commissions

The Company executes trades in securities for customers on both an agency and principal basis. Agency transactions result in the recording of commissions revenue, while principal trades result in the recording of trading revenue. Customers' securities transactions are recorded on a settlement date basis with related commissions income and expenses recorded on a trade date basis. Company transactions in securities and commodities are recorded on a trade date basis.

The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment banking and advisory

Investment banking and advisory revenues include gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking and advisory revenues also include fees earned from providing merger and acquisition, financial restructuring and advisory services.

Investment banking revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the

control and benefit of the capital markets offering at that point. Underwriting costs are recognized i at the time the related revenues are recorded.

Advisory revenue is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Securities purchased under resale agreements and Securities sold under repurchase agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or other securities to purchase such securities during the term of the agreement. These agreements are recorded at the amounts at which they will be subsequently resold or repurchased plus accrued interest. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

The Company's policy is to take possession of securities purchased under resale agreements, except under tri-party agreements where they are held by a third party custodian. Securities purchased under resale agreements and securities sold under repurchase agreements with the same counterparty are reported on a net basis on the Statement of Financial Condition if the conditions of ASC 860, Transfers and Servicing, are met.

Securities borrowed and Securities loaned

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash or other securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other securities in an amount generally in excess of the market value of the securities loaned. When the company deposits or receives other securities, these transactions are included in Securities received as collateral or Obligation to return securities received as collateral respectively, on the Statement of Financial Condition.

The Company monitors the market value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned are recorded at contract value on the Statement of Financial Condition. Securities borrowed and securities loaned transactions are substantially short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

Included in Securities borrowed on the Statement of Financial Condition is $800,793 of non-purpose securities borrowed which is not used to cover short positions, make delivery on fails, or enter into secured financing transactions.

Collateral

The Company accepts and pledges collateral in connection with secured financing and securities borrowing transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the fair value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged, and requests additional collateral where deemed appropriate. Substantially all of these transactions are collateralized by United States government securities, common stock, Canadian government and provincial, sovereign, and corporate bonds.

Collateral accepted from Securities purchased under resale agreements, and Securities borrowed transactions accepted under margin lending agreements is used to cover short positions, and to enter into secured financing transactions.

Furniture, fixtures, equipment, software, and leasehold improvements

Furniture, fixtures, equipment, software, and leasehold improvements are carried at cost, less accumulated depreciation and amortization and are included in Other assets on the Statement of Financial Condition. Depreciation of furniture and fixtures is provided on a straight-line basis over a period of 4 to 15 years. Depreciation of computer equipment is provided on a straight-line basis over a period of 3 to 7 years and software is provided on a straight-line basis over a period of 5 to 10 years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the economic useful lives of the improvements or the terms of the leases.

Leases

When the Company enters a lease contract as lessee the Company classifies and account for the lease as either a financing lease or an operating lease, depending on the terms and conditions of the lease. Financing and operating leases are capitalized at commencement and are discounted using Bancorp's Federal Home Loan Bank (FHLB) borrowing rate for a similar term borrowing unless the lease defines an implicit rate within the contract. Leases with original terms of less than 12 months are not capitalized.

Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Financing and operating lease ROU assets and financing and operating lease liabilities are recognized on the lease commencement date based on the present value of lease payments over the lease term. Subsequent to lease commencement, finance leases are subject to a front-loaded expense recognition pattern, while operating leases are subject to a straight line expense recognition pattern. ROU assets and lease liabilities are included in Other assets and Other liabilities and accrued expenses, respectively in the on the Statement of Financial Condition. The Company currently does not have any financing leases.

Goodwill and Intangible assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired (including identifiable intangible assets) using the acquisition method of accounting. Intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability.

Goodwill is allocated to reporting units at acquisition. Subsequent to initial recognition, goodwill is not amortized but, instead, is tested for impairment at the reporting unit level at least annually, or more often if an event occurs or circumstances change that would indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company performs an annual goodwill impairment

assessment as of August 1 each year. In the event the Company concludes that all or a portion of goodwill is impaired, a non-cash charge for the amount of such impairment would be recorded in earnings. Such a charge would have no impact on tangible or regulatory capital.

The goodwill impairment testing process is conducted by assigning net assets to each reporting unit. In "step one," the fair value of each reporting unit is compared to the recorded book value. Our step one calculation of each reporting unit's fair value is based upon a simple average of two metrics: (1) a primary market approach, which measures fair value based upon trading multiples of independent publicly traded financial institutions of comparable size and character to the reporting units, and (2) an income approach, which estimates fair value based upon discounted cash flows and terminal value (using the perpetuity growth method). If the fair value of the reporting unit exceeds its carrying value, goodwill is not considered impaired and "step two" is not considered necessary. If the carrying value of a reporting unit exceeds its fair value, the impairment test continues ("step two") by comparing the carrying value of the reporting unit's goodwill to the implied fair value of goodwill. The implied fair value of goodwill is determined using the residual approach, where the fair value of a reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit, calculated in step one, is the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment charge is recognized to the extent the carrying value of goodwill exceeds the implied fair value of goodwill.

The Company has the option at the time of our annual goodwill impairment test to perform a qualitative assessment for each reporting unit to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value before applying the existing two-step goodwill impairment test. If the Company concludes that this is the case, the Company would proceed with the existing two-step test, as described above. Otherwise, the Company would be able to bypass the two-step test and conclude that goodwill is not impaired from a qualitative perspective.

Intangible assets that have a finite useful life are amortized over that life in a manner that reflects the estimated decline in the economic value of the identified intangible asset and are subject to impairment testing whenever events or changes in circumstances indicate that the carrying value may not be recoverable. All of our intangible assets have finite lives and are amortized over their estimated useful lives with varying periods not exceeding 2 years.

Use of estimates

The preparation of Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, and related disclosures. Estimates and assumptions are primarily made in the area of accounting for financial instruments, income taxes, asset impairment, and contingent liabilities. Actual results could differ from these estimates and assumptions.

Currency remeasurement

Monetary assets and liabilities denominated in foreign currencies are remeasured at exchange rates at the Statement of Financial Condition date. Income and expenses are remeasured at average exchange rates during the period.

Income taxes

The Company uses the asset and liability method to provide for deferred income taxes. The asset and liability method requires that deferred income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. These temporary differences as well as unused tax losses and other tax attributes are tax-effected at rates expected to be in effect in the taxation year when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce any deferred income tax asset to an amount that is more-likely-than-not to be realized.

Accounting for uncertainty in income taxes

ASC 740, Income Taxes ("ASC 740"), requires that an entity recognize in the financial statements the impact of a tax position, if that position is more-likely-than-not to be sustained on examination by the taxing authorities, based on the technical merits of the position. Tax benefits resulting from such a position are measured at an amount that has a greater than fifty percent likelihood on a cumulative basis to be sustained on examination.

Share-Based compensation

The Company provides compensation to certain employees in the form of share-based awards.

Restricted stock award units ("RSA units") and performance share units ("PSUs") are required to be settled in cash, and are classified as liabilities with the related obligation adjusted to fair value based on changes in the share price of CIBC's common stock up to the settlement date. The fair value of PSUs is adjusted to reflect any market conditions. For PSUs, an estimate is made as to the number of shares expected to vest as a result of actual performance against the performance criteria to determine the amount of compensation related liabilities to be recognized. The estimate is re-evaluated quarterly and the related obligation is adjusted for any change in the current period.

To mitigate income statement volatility due to changes in CIBC's common share price, CIBC has entered into an agreement (the "immunization agreement") with the Company whereby the Company transfers cash to CIBC equal to the grant date fair value of the share-based compensation award. At settlement of the share-based compensation award, CIBC will transfer an amount of cash to the Company equal to the cash payment due to the Company's employees.

As compensation related liabilities are recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from exercise, cash settlement or release of restrictions. At the time share-based awards expire, are exercised or canceled, cash settled, or as restrictions are released, the Company may be required to recognize an adjustment to compensation related income tax liabilities, depending on the market price of CIBC's stock at that time and the amount of the deferred tax asset relating to such awards.

Post-employment benefits

Costs for these plans are recognized during the year in which the service is provided.

Fair value measurements

ASC 820, Fair Value Measurements ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy. The Company has disclosed the fair value measurements by level within the hierarchy in Note 8.

Offsetting financial instruments

Financial assets and financial liabilities are offset, and the amount presented net, when the Company has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Revenue Recognition

Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The accounting requires the Company to follow a five step process: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. All arrangements involving the transfer of goods or services to customers are within the scope of the guidance, except for certain contracts subject to other U.S. GAAP guidance, including lease contracts and rights and obligations related to financial instruments. Revenue sources impacted by the guidance include investment banking and advisory, and commissions. Refer to Note 2 for additional information regarding revenue recognition.

Recently adopted accounting pronouncements

Leases – In February 2016, January 2018, July 2018, December 2018, March 2019, and February 2020, the FASB issued guidance that amends the accounting for leases. Under the new guidance, lessees will recognize a ROU asset and a lease liability for the vast majority of leases. Operating leases will result in straight-line expense, while finance leases will result in a front-loaded expense pattern. Classification will be based on criteria that are largely similar to those applied in current lease accounting. Lessor accounting will remain similar to the current model. Lessors will classify leases as operating, direct financing, or sales-type, consistent with the current model. The guidance requires extensive quantitative and qualitative disclosures related to the revenue and expense recognized and expected to be recognized over the lease term, as well as significant judgments made by management.

The Company adopted this guidance beginning November 1, 2019. This guidance was adopted using a modified retrospective transition, including the option to apply certain practical expedients. .As of November 1, 2019, the Company recorded a ROU asset for operating leases of $2,645 and a lease liability for operating leases of $3,299. ROU assets and lease liabilities are included in Other assets and Other liabilities and accrued expenses, respectively in the on the Statement of Financial Condition.

Refer to Note 14 for additional information on the Company's leases.

Accounting Pronouncements Pending Adoption

Measurement of Credit Losses on Financial Instruments – In June 2016, November 2018, April 2019, May 2019, and November 2019, the FASB issued guidance that changes the impairment model for most financial assets and certain other instruments that are not measured at fair value through net income. For financial assets subject to credit losses and measured at amortized cost and certain off-balance sheet credit exposures (including client receivables), the new guidance will require entities to record an allowance based on the estimated credit losses expected over the life of the financial instrument or pool of financial instruments. The estimate of lifetime expected credit losses must consider historical information, current conditions, and reasonable and supportable forecasts. Additionally, the guidance expands the disclosure requirements related to the Company's assumptions, models, and methods for estimating the allowance for credit losses. This guidance will be effective for the Company beginning November 1, 2020. The Company will adopt this guidance using a modified retrospective approach as of November 1, 2020. The adoption of this guidance is not expected to materially impact the financial statements.

Changes to the Disclosure Requirements for Fair Value Measurement (ASC 820) – In August 2018, the FASB issued guidance that changes the disclosure requirements for fair value measurement. Among other things, the guidance eliminates the requirement to disclose the amounts and reasons for transfers between level 1 and level 2 of the fair value hierarchy. This guidance will be effective for the Company beginning November 1, 2020. Early adoption is permitted. The Company is in the process of determining the effect of the new guidance on the financial statements.

Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment – In January 2017 and November 2019, the FASB issued guidance that simplifies how an entity assesses goodwill for impairment by eliminating Step 2 from the goodwill impairment test. As amended, the goodwill impairment test will consist of one step comparing the fair value of a reporting unit with its carrying amount. An entity will recognize a goodwill impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. This guidance will be effective for the Company beginning November 1, 2020. The amendments will be applied prospectively. The Company does not believe the guidance will have an effect on its financial statements upon adoption.

Reference Rate Reform - In March 2020, the FASB issued guidance that provides optional expedients and exceptions for applying US GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. The amendments apply only to loan, debt, derivative, lease, and other contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. This guidance is optional and may be elected between March 12, 2020, the issuance date, and December 31, 2022. The Company is in the process of determining the effect of the new guidance on the financial statements.

2. Revenue from contracts with customers

Revenue is recognized when obligations under the terms of the contract with the Company's customer are satisfied. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The Company does not have any significant payment terms as payment is received at or shortly after the satisfaction of the performance obligation.

Investment banking and advisory

Investment banking and advisory fees include securities underwriting fees, merger and acquisition advisory fees and other advisory related fees. Fees are typically billed and received upon the close of the transaction.

Commissions

Securities commission is comprised of fees received upon execution of debt and equity securities on behalf of customers. Payment from customers is due upon settlement date for purchase and sale of securities, and revenue is recognized at the point in time the trade is executed.

The following table provides information about receivables from contracts with customers as of November 1, 2019 and October 31, 2020:

Total receivables from contracts with customers:	November 1, 2019		October 31, 2020	
Investment banking receivable	$	9,936	$	14,625
Advisory fees receivable		155		92
Commissions receivable		838		501
Total	**$**	**10,929**	**$**	**15,218**

At October 31, 2020, the Company had no contract assets and the contract liabilities were immaterial. Receivables are recognized in the period the Company provides services when the Company's right to consideration is unconditional. Receivables from contracts with customers are included within Receivable from broker-dealers and clearing organizations in the Statement of Financial Condition.

3. Cash and cash equivalents

Cash represents funds deposited with financial institutions that can be withdrawn without restriction. All cash is on deposit with major banks or the Parent. Cash equivalents are highly liquid overnight deposits held in the ordinary course of business.

4. Receivable from broker-dealers and clearing organizations and Payable to broker-dealers and clearing organizations

The components of receivable from broker-dealers and clearing organizations and payable to broker-dealers and clearing organizations as of October 31, 2020 are as follows:

Receivable from broker-dealers and clearing organizations:		Total
Clearing organizations	$	63,093
Securities failed to deliver		134,327
Investment banking and advisory receivable		14,717
Interest and dividends		555
Net trade date accrual		104,583
Broker dealers and other		962
Total	$	**318,237**

Payable to broker-dealers and clearing organizations:		Total
Clearing organizations	$	770
Securities failed to receive		82,277
Investment banking and advisory payable		3,441
Interest and dividends		427
Broker dealers and other		921
Total	$	**87,836**

Securities failed to deliver and securities failed to receive are substantially short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

5. Receivable from and payable to customers

Receivable from and payable to customers include amounts due or owed on cash transactions. Securities owned by customers are held as collateral for these receivables.

6. Goodwill and Intangible assets

Goodwill		Total
Goodwill balance at November 1, 2019	$	28,107
Change in goodwill		-
Goodwill balance at October 31, 2020	**$**	**28,107**

Goodwill is not amortized but, instead, is subject to impairment tests at least on an annual basis or more often if events or circumstances occur that would indicate it is more likely than not that the fair value of a reporting unit is below its carrying value. Our annual goodwill impairment test was performed as of August 1, 2020, consistent with the timing of CIBC's goodwill assessment, and it was determined no impairment existed as of that date nor is the Company aware of any events or circumstances that would indicate goodwill is impaired at October 31, 2020. There were no impairments charges for goodwill recorded in fiscal 2020.

The Company has other intangible assets of $43 on the Statement of Financial Condition in the form of contract-based agreements. These intangible assets are being amortized over their estimated useful lives, which was 2 years.

The Company reviews other intangible assets for possible impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For the year ended October 31, 2020, there were no events or circumstances that the Company believes indicate there may be impairment of other intangible assets, and no impairment charges were recorded for other intangible assets.

7. Secured financing transactions

At October 31, 2020, the fair value of collateral accepted under securities purchased under resale agreements, securities borrowed transactions and for customer margin loans was $2,571,932 of which $1,799,209 was sold or re-pledged.

Securities received as collateral and obligation to return securities received as collateral with a fair value of $684, respectively are included in the Statement of Financial Condition.

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. In addition, the Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the Company to offset liabilities against available assets received in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligation. The Company offsets these financial assets and financial liabilities on the Statement of Financial Condition only when it has an enforceable legal right to offset the respective recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, U.S. GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by U.S. government securities, common stock, and Canadian government, provincial, sovereign, and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.

In the event of the Company's default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.

The following tables provide the gross obligation relating to securities sold under repurchase agreements and securities loaned by the class of collateral pledged and by remaining contractual maturity as of October 31, 2020.

Securities sold under repurchase agreements and securities loaned – by class of collateral pledged.

Class of collateral pledged	Total
U.S. government securities	$ 487,631
Securities sold under repurchase agreements	**487,631**
U.S. government securities	155,214
Canadian government and provincial bonds	35,459
Sovereign bonds	35,720
Corporate bonds	86,954
Common stock	435,578
Securities loaned	**748,925**
Total gross recognized liabilities	$ **1,236,556**

Securities sold under repurchase agreements and securities loaned – by remaining contractual maturity.

Remaining contractual maturity	On demand[1]	Up to 30 days[2]	30 to 90 days	More than 90 days	Total
Securities sold under repurchase agreements	$ 253,486	$ 234,145	$ –	$ –	$ 487,631
Securities loaned	748,925	-	–	–	748,925
Total gross recognized liabilities	$ **1,002,411**	$ **234,145**	$ –	$ –	**$1,236,556**

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[1] Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.

[2] Includes overnight transactions.

The following tables presents information regarding the offsetting of these financial assets and financial liabilities:

Financial Assets	Gross Amounts	Amounts Offset on the Statement of Financial Condition[3]	Net Amounts Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition[4]	Net Amount
Securities purchased under resale agreements	$ 1,235,038	$ (234,145)	$ 1,000,893	$ (1,000,893)	$ –
Securities borrowed	1,536,132	–	1,536,132	(1,536,132)	–

Financial Liabilities	Gross Amounts	Amounts Offset on the Statement of Financial Condition[3]	Net Amounts Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition[4]	Net Amount
Securities sold under repurchase agreements	$ 487,631	$ (234,145)	$ 253,486	$ (253,486)	$ –
Securities loaned	748,925	–	748,925	(748,925)	–

8. Fair value measurements

Financial instruments carried on the Statement of Financial Condition at fair value

ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements in financial statements.

The various inputs that may be used to determine the value of the Company's investments are summarized in three levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

- **Level 1** – Quoted prices in active markets for identical securities.

- **Level 2** – Significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

- **Level 3** – Significant unobservable inputs (including the Company's own assumptions used to determine the fair value of investments).

The investment's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

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[3] Amounts relate to master netting agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

[4] Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

The following is a description of the valuation methodologies used for investments measured at fair value:

Common stocks, exchange-traded options, corporate bonds and U.S. government securities: Common stocks are valued at the closing price; exchange-traded options and corporate bonds and are valued utilizing observable market inputs; U.S. government securities are valued at the last price from active markets.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of October 31, 2020.

Assets at Fair Value as of October 31, 2020	Level 1		Level 2		Level 3		Total	
Common stocks	$	27,280	$	–	$	–	$	27,280
U.S. government securities		237,039		–		–		237,039
Corporate bonds		–		44,049		–		44,049
Total trading assets, at fair value	**$**	**264,319**	**$**	**44,049**	**$**	**–**	**$**	**308,368**
Common stock	$	684	$	–	$	–	$	684
Total securities received as collateral, at fair value	**$**	**684**	**$**	**–**	**$**	**–**	**$**	**684**

Liabilities at Fair Value as of October 31, 2020	Level 1		Level 2		Level 3		Total	
Common stocks	$	44,806	$	–	$	–	$	44,806
U.S. government securities		102,039		–		–		102,039
Corporate bonds		–		47,579		–		47,579
Exchange-traded options		–		8,485		–		8,485
Total securities sold, not yet purchased, at fair value	**$**	**146,845**	**$**	**56,064**	**$**	**–**	**$**	**202,909**
Common stock	$	684	$	–	$	–	$	684
Total obligation to return securities received as collateral, at fair value	**$**	**684**	**$**	**–**	**$**	**–**	**$**	**684**

There have been no transfers between Level 1, Level 2 or Level 3 assets or liabilities since October 31, 2019.

Trading assets with a market value of $124,958 have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3.

Financial instruments not carried on the Statement of Financial Condition at fair value

Other financial instruments are recorded by the Company at contract amounts and include cash and cash equivalents, securities purchased under resale agreements, securities sold under repurchase agreements, short-term note payable, receivable from and payable to customers, receivable from and payable to broker-dealers and clearing organizations, securities borrowed and securities loaned. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial instruments that are not recorded at fair value in the Company's Statement of Financial Condition. The following table excludes all non-financial assets and liabilities.

Financial assets	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 27,971	$ 27,971	$ 27,971	$ –	$ –
Securities purchased under resale agreements	1,000,893	1,021,215	–	1,021,215	–
Securities borrowed	1,536,132	1,477,013	–	1,477,013	–
Receivable from broker-dealers and clearing organizations	318,237	318,237	–	318,237	–
Receivable from customers	69,549	69,549	–	69,549	–
Due from affiliates – income taxes	85,080	85,080	–	85,080	–
Due from affiliates – service fees	23,852	23,852	–	23,852	–

Financial liabilities	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Short-term note payable	$ 488,385	$ 488,385	$ 488,385	$ –	$ –
Securities sold under repurchase agreements	253,486	262,874	–	262,874	–
Securities loaned	748,925	717,391	–	717,391	–
Payable to broker-dealers and clearing organizations	87,836	87,836	–	87,836	–
Payable to customers	62,777	62,777	–	62,777	–
Due to affiliates – service fees	6,038	6,038	–	6,038	–

9. Securities sold, not yet purchased, at fair value

The Company may sell securities short. A short sale is a transaction whereby the Company sells securities it does not own in anticipation of a decline in the market price of the securities as part of a hedging strategy or to facilitate a transaction. The Company is obligated to repurchase the securities at their market price at the time of replacement. Cash related to short sales is restricted until the securities are purchased. Short sales involve certain risks and special considerations. Possible losses from short sales differ from losses that could be incurred from the purchase of a security because losses from short sales are not limited, whereas losses from purchases cannot exceed the total amount invested.

10. Derivative financial instruments

In the normal course of business, the Company utilizes derivative financial instruments in connection with its trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are impacted by the following primary underlying risks: interest rate, market and credit risks (which includes issuer and counterparty risk). The Company records its derivatives at fair value.

Notional amounts, which represent the sum of gross long and short derivatives contracts, provide an indication of the volume of the Company's derivative activity; however, they do not represent anticipated losses.

The notional or contractual amounts below do not represent the potential market risk to the Company. Generally, these instruments are hedged with offsetting positions or are utilized to reduce the Company's market risk.

Similarly, the notional or contractual amounts of these instruments do not represent the Company's exposure to credit risk. Credit risk arises from the failure of the counterparty to perform according to the terms of the contract.

Options

The Company enters into option transactions to facilitate client orders, hedge Company risk and for investment purposes. Option contracts purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options contracts purchased require the payment of premiums in exchange for the right to purchase or sell underlying instruments at various strike prices and maturities. When the Company purchases options, the premium paid by the Company is recorded as an asset and is subsequently adjusted to the fair value of the option purchased. Remaining premiums paid from purchasing options that expire unexercised are recorded by the Company on the expiration date as realized losses from securities in Trading, net. The difference between the amount received and the premium paid on effecting a closing sales transaction is treated as a realized gain or loss from securities in Trading, net.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price. Alternatively, the Company would provide a cash settlement to the holder in the amount of the difference between the strike price of the option and the current market value. Options written by the Company may expose the Company to the market risk of an unfavorable change in the financial instrument underlying the written option.

As a writer of options, the Company receives premiums in exchange for bearing the risk of unfavorable changes in the price of the underlying instruments. When the Company writes options, the premium received by the Company is recorded as a liability and is subsequently adjusted to the fair value of the option written. Premiums received from writing options that expire unexercised are recorded by the Company on the expiration date as realized gains from securities in Trading, net. The difference between the premium received and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is treated as a realized gain or loss from securities in Trading, net. If a written call option is exercised, the premium received is added to the proceeds from the sale of the underlying security in determining whether the Company has realized a gain or loss.

If a written put option is exercised, the premium received reduces the cost basis of the security purchased by the Company.

The contractual or notional amounts of exchange-traded options as of October 31, 2020 are set forth below:

Exchange-traded options	Notional		Fair Value	
Purchased	$	210,885	$	32,964
Written	$	350,631	$	41,449

Options contracts contain legally enforceable provisions that allow for netting or setting off receivables and payables with each counterparty. As such, exchange-traded options contracts are reflected at fair value on a net basis on the Statement of Financial Condition within Securities sold, not yet purchased, at fair value. The following table presents information about option assets and liabilities that are subject to such provisions and were netted on the Statement of Financial Condition.

Exchange-traded options	Gross Amounts		Amounts Eligible for Offset		Collateral		Net Amount	
Purchased	$	32,964	$	(32,964)	$	–	$	–
Written	$	41,449	$	(32,964)	$	–	$	8,485

Futures contracts

The Company is subject to interest rate and equity price risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to hedge against changes in interest rates and equity prices. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). Subsequent payments (variation margin) are made or received by the Company each day, depending on the daily fluctuations in the value of the contract. Futures contracts provide minimal counterparty risk to the Company since futures are exchange-traded, and the exchange's clearinghouse, as the counterparty to all exchange-traded futures, guarantees the futures against default.

The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with the FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total of cash and other equity deposited. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to cash and other equity deposited with the FCM.

The contractual or notional amounts of exchange-traded futures contracts as of October 31, 2020 are set forth below:

Exchange-traded futures contracts	Notional
Commitments to sell	$ 20,000

11. Related party transactions

In the normal course of business, the Company engages in various transactions with CIBC and its affiliates. These transactions include, but are not limited to, securities purchased under resale agreements and securities sold under repurchase agreements, securities borrowed, securities loaned, trade execution and custodial services, and services related to investment banking and financial products activities.

As a member of the CIBC group of companies, the Company participates in two types of service fee arrangements including residual profit sharing service fees and infrastructure and projects service fees. Certain revenues and expenses for shared services and profits from global business activities are allocated among affiliates and the Company on an agreed-upon basis in accordance with CIBC policy.

The Company receives residual profit sharing payments in which it shares profits or losses based on a residual profit split methodology linked to capital at risk, support services and key revenue generating functions, such as new issues, marketing, sales, and trading services. The methodology and allocations used to share profits or losses between the CIBC Group of Companies is an estimate and is subject to review and agreement by multiple tax authorities covering several years. Estimates are evaluated for changes as new information is received by management around the most appropriate profit allocation that will be accepted by tax authorities. The residual profit split transfer pricing methodology ensures that revenue related to global capital markets is properly shared between the Company, CIBC and its affiliates. These residual profit sharing revenues are recorded within Due from affiliates - services fees on the Statement of Financial Condition.

The Company also receives infrastructure and project allocations revenues and expenses from CIBC and its affiliates related to services provided to and received by the Company as part of the CIBC infrastructure allocations process. The services relate to securities operations, middle office, securities processing, technology support and other centrally managed processes that the Company benefits from or provides to its affiliates.

The Company and its affiliates purchase goods and services from unaffiliated entities under contracts where each company in the affiliated group pays their pro-rata share of the external invoice. The Company does not consider payments made under these contracts to be related party transactions.

The Company has a master demand promissory note with affiliates to fund daily operations. At October 31, 2020, the Company utilized $488,385 which is included in short-term note payable in the Statement of Financial Condition.

The Company has a master unsecured promissory note with an affiliate to fund deposit requirements to a special reserve bank account for the exclusive benefit of customers in accordance with Rule 15c3-3. At October 31, 2020, the Company has not utilized the note. The Company is not charged a fee for unutilized commitments.

The following amounts related to transactions with CIBC and affiliates are included in the accompanying Statement of Financial Condition:

Assets	Total
Cash	$ 7,495
Securities purchased under resale agreements	270,549
Securities borrowed	30,240
Receivable from broker-dealers and clearing organizations	91,221
Due from affiliates – income taxes	85,080
Due from affiliates – service fees	23,852
Securities received as collateral, at fair value	684
Other assets	49,146

Liabilities	Total
Short term note payable	$ 488,385
Securities sold under repurchase agreements	253,486
Securities loaned	469,678
Payable to broker-dealers and clearing organizations	1,819
Payable to customers	3,133
Due to affiliates – service fees	6,038
Obligation to return securities received as collateral, at fair value	684

Payable to customers includes $21 related to affiliate customer payables that do not meet the definition of customer under Rule 15c3-3.

12. Liabilities subordinated to claims of general creditors

The Company has one $250,000 revolving subordinated loan which expires on July 31, 2022. The $250,000 revolving subordinated loan facility represents a commitment by CIHI, an affiliate to fund the Company and was not utilized as of October 31, 2020 or during the year. The Company is not charged a fee for unutilized commitments.

In July 2016, the Company added an automatic rollover provision to the revolving subordinated loan which will extend both the credit period and the maturity date an additional year. The scheduled maturity date then in effect will not be extended if the affiliate sends written notification to the Company, with a copy sent to FINRA, on or before the day seven months preceding the scheduled maturity.

The revolving liability is subordinated to all existing and future claims of all non-subordinated creditors of the Company. It has been approved as regulatory capital and would constitute part of the Company's net capital under the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Uniform Net Capital Rule") and Commodity Futures Trading Commission ("CFTC") Regulation 1.17(d) and 1.17(h) if utilized by the Company.

13. Income taxes

The Company is part of Bancorp's consolidated group for purposes of filing its U.S. federal income tax return as well as for certain state and local combined unitary returns.

Bancorp arranges for the payment of U.S. federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from Bancorp based upon its standalone U.S. federal, state, and local tax liability.

Under ASC 740, temporary differences between carrying value and the tax basis of assets and liabilities are accounted for at enacted income tax rates. Under certain circumstances, estimates are used in determination of temporary differences.

As of October 31, 2020, the amount due from Bancorp that pertains to income taxes was $85,080, recorded as due from affiliates – income taxes in the Statement of Financial Condition. Included in that amount are net deferred tax assets of $18,200, which the Company expects to be fully realized and, accordingly, no valuation allowance was established. The principal temporary differences that give rise to the Company's deferred tax assets are bonuses, deferred compensation, and depreciation.

As of October 31, 2020, the Company has $416,833 in federal net operating loss ("NOL") carryforwards, which will expire beginning in 2026. The federal NOL carryforwards include unrecognized tax benefits.

The Company has evaluated the potential impact of ASC 740-10 and as of October 31, 2020, recorded unrecognized tax benefits of $87,535, which is included in due from affiliates – income taxes in the Statement of Financial Condition. The Company does not anticipate that the amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

The statute of limitation for assessment or refund remains open for the tax years from 2011 to 2019 for Federal and 2010 to 2019 for NYS and NYC.

As of October 31, 2020, there is no accrued interest related to unrecognized tax benefits recorded in the Statement of Financial Condition.

14. Lease Commitments

Leases

In February 2016, the FASB issued ASU 2016-02, Leases ("Topic 842"), to increase transparency and comparability among organizations by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company utilized the following transition elections and practical expedients in its adoption of Topic 842:

i) For lessee arrangements of all underlying assets, the Company elected the practical expedient to not separate non-lease components from lease components and instead to account for each separate lease and non-lease component as a single lease component.

ii) A package of practical expedients applied to leases existing prior to the effective date that must all be elected together and allows the Company to not reassess:

    a) whether any expiring or existing contracts are or contain a lease;

    b) lease classification for any expired or existing leases; and

    c) whether initial direct costs for any expired or existing leases qualify for capitalization

iii) A practical expedient to use hindsight in determining the lease term and in assessing impairment of the entity's ROU asset.

The Company determines if a contract is a lease or contains a lease at inception. These lease arrangements include primarily the use of certain buildings, retail space and office space for the Company's operations and are considered operating leases. The underlying agreements of these arrangements often require fixed payments on a monthly basis. These fixed payments are included as consideration when measuring the separate lease liability and ROU asset noted above. Other payments are made on a monthly basis for certain items that are considered variable, including payments for real estate taxes and maintenance. The ROU assets are included in "Other assets." Lease liabilities for operating leases are included in "Other liabilities."

ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. Because most of our leases do not provide an implicit rate, the Company uses our incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. The ROU asset also incorporates any amortization incurred and excludes lease incentives received. Our lease terms may include options to extend or terminate the lease, and the lease term incorporates these when it is reasonably certain that the Company will exercise these options.

The following tables provide a summary of lease costs and future required fixed payments related to the Company's leasing arrangements in which it is the lessee:

Operating assets and liabilities: October 31, 2020

Operating assets and liabilities:		Total
Operating right-of-use assets, net of amortization	$	2,182
Operating lease liabilities		2,767

Weighted average remaining lease term (years):	Years
Operating leases	4

Weighted average discount rate:	Percent
Operating leases	1.86%

Cash paid for amounts included in the measurement of operating lease liabilities:	$	654

Maturities of lease liabilities as of October 31, 2020 are as follows:

Year ending		Total
2021	$	605
2022		567
2023		505
2024		518
2025		531
2026 and thereafter		176
Total undiscounted lease payments	$	2,902
Impact of measuring the lease liabilities on a discounted bases		(135)
Total lease liabilities	$	2,767

15. Other Commitments and contingencies

Other Commitments

From time to time, the Company enters into forward starting resale and repurchase agreements (agreements that have a trade date at or prior to October 31, 2020 and have a start date subsequent to October 31, 2020) usually collateralized by U.S. government securities or corporate bonds. These agreements are not recorded on the Company's Statement of Financial Condition until the start date of the transaction. As of October 31, 2020, the Company had no forward starting resale and repurchase agreements.

Litigation

The Company is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, the Company does not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on the Company's financial position. However, the outcome of any such matters, individually or in aggregate, may be material to the Company's operating results for a particular year.

16. Employee benefit and other compensation plans

401 (k) plan

The Company participates in a defined contribution plan administered by an affiliate, which meets the requirements of Section 401(k) of the Internal Revenue Code. A plan participant may contribute up to 100% of their base salary on a before tax or after tax basis, subject to Internal Revenue Service ("IRS") limitations. The Company matches up to 50% of a participant's contribution, up to 6% of the participant's base salary.

Employee Stock Option Plan

The Company provides compensation to certain employees in the form of stock options of CIBC.

Using the Black-Scholes option-pricing model, the following weighted-average assumptions were used to determine the fair value of Parent stock options on the date of grant:

Year ended October 31, 2020 :

Weighted-average assumptions	Percent % / Year
Risk-free interest rate	2.00%
Expected dividend yield	6.80%
Expected share price volatility	15.30%
Expected life	6 years

Under the Employee Stock Option Plan ("ESOP"), stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date.

RSA and PSU plans

Under the RSA and PSU plans, certain key employees are granted awards to receive the cash equivalent of CIBC common shares. RSA grants are made in the form of cash-settled awards which generally vest and settle at the end of three years or vest beginning two months from grant date up to four years from grant date and PSUs vest at the end of three years from the grant date. Dividend equivalents accrue in the form of additional units at the same rate as dividends on common shares and are paid out in cash at the same time the underlying units are settled.

The receivable from CIBC, in connection with the immunization agreement, is $49,779 and included in Other assets on the Statement of Financial Condition. The obligation due to employees for RSAs and PSUs is $32,563 and included in Accrued employee compensation and benefits. Both the receivable from CIBC and the amount due to employees fluctuate based on the changes in the price of CIBC common shares. The total intrinsic value paid to employees upon settlement of RSAs and PSUs was $20,970 for the year ended October 31, 2020.

17. Post-retirement benefits

Post-employment benefits

The Company has various defined benefit pension plans and post-employment benefit plans sponsored by CIBC that provide benefits to its employees. The-employees are eligible to participate in the Company's qualified non-contributory U.S. defined benefit pension and defined contribution plans which include CIBC World Markets Retirement Plan for US Employees, the CIBC Unfunded Expatriate Retirement Income Plan and the CIBC Employment Contracts (collectively the "Pension Plan"). The Pension Plan and post-employment benefit plans are accounted as a multi-employer. The Company also provides certain health-care, life insurance, and other benefits to eligible employees and retired members.

Consolidated disclosures about the Company's qualified non-contributory U.S. defined benefit pension plans, including their funded status, plan assumptions, investment strategy and asset allocation, fair value measurement of plan assets and liabilities, and other disclosures about the plans are included in the post-employment benefits note of CIBC's 2020 annual report.

18. Financial instruments with off-balance sheet risk and concentration of credit risk

In the normal course of business, the Company enters into securities transactions with various counterparties. If the securities subject to such transactions are not in the possession or control of the Company, the Company is subject to risk of loss if the security is not received and the fair value has increased over the contract amount of the transactions.

The Company enters into various transactions in financial instruments with off-balance sheet risk in order to meet the needs of its clients and to manage its exposure to market risks. These transactions include the purchase and sale of futures, and the writing of exchange-traded options. Each of these transactions contains varying degrees of off-balance sheet risk.

Risks arise in financial futures, forward contracts and from unfavorable changes in currency exchange rates or in the market price of the underlying financial instruments. In written option contracts, the Company receives premiums at the outset and then bears the risk of unfavorable changes in fair values of the underlying instruments.

As an agent, the Company executes securities and commodities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the fair value of the security or commodity contract is different from the contract value of the transaction.

The Company may deliver securities as collateral in support of various secured financing sources such as bank loans, securities loaned agreements and repurchase agreements. In such circumstances, the Company may incur a loss up to the amount by which the fair value of the securities delivered exceeds the fair value of the loan or other collateral received or in the possession or control of the Company. Additionally, the Company delivers customer securities as collateral to satisfy margin requirements of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities in order to return them to the customer.

The majority of the Company's transactions and its credit exposures are with customers, broker-dealers and other financial institutions in the United States. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial conditions and credit ratings. In addition, the Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

19. Net capital requirements

As a SEC registered broker-dealer and member firm of the Financial Industry Regulatory Authority ("FINRA"), the Company is subject to the Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items. As an introducing broker regulated by the National Futures Association, the Company is subject to the minimum net capital requirements adopted and administered by the CFTC and by certain commodity exchanges in the United States and in foreign locations. In the United States, the Company is required to maintain adjusted net capital (as defined by the CFTC) equivalent to or in excess of $45 or the minimum amount required by the Uniform Net Capital Rule, whichever is greater.

As of October 31, 2020, the Company's net capital under the Uniform Net Capital Rule was $1,127,299. The amount in excess of the greater of the minimum amount required by the Uniform Net Capital Rule or the CFTC minimum requirement was $1,124,645 and the amount in excess of the greater of 5% of aggregate debit items or $1,800 or the CFTC early warning level was $1,120,663.

20. Subsequent events

The Company has evaluated subsequent events through the date of issuance of the Statement of Financial Condition, and has determined that no subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.